BRF S.A.

Publicly Traded Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

In conformance with Official Letter/CVM/GAE 4371-13, of December 3, 2013, BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS or “Company”) wishes, through this notice, to clarify the content of the news item published on this date in the Valor Econômico newspaper: “BRF é incluída em processo de R$700 milhões da Perdigão” (BRF is included in R$ 700 million Perdigão court case).

The article claims that BRF will be unable to appeal against the decision of the Federal Regional Court (local acronym TRF) that upheld the Company as being jointly liable for the debt that was originally due from the Brandalise family holding company (Huaine), which was excluded from the Federal Revenue´s fiscal recovery program (REFIS) in the past, and not BRF.

It should be clarified that, contrary to what it appears in the news article, appeals can still be made in this stage of the process and BRF has already carried them out within the legal deadlines and will continue to address other appeals to the higher courts as applicable.

It should be stressed that, in the opinion of the Company´s legal advisers, the decision referred to does not alter the prospect that the case will be lost, which remains a remote possibility. This was published in Financial Statements (DFP/2012), as shown below:

“Furthermore the Company Board of Directors felt it was correct to publish information in respect to the case in which it was included as being jointly responsible for the debt of the company Huaine Participações Ltda (former controller of Perdigão). This case centers on whether the Company is legally included as a taxpayer in the enforcement of tax payments amounting to R$584,437 (R$572,188 on 31.12.11). The Company obtained a legal ruling in its favor on 16.02.12, from the Higher Court of Justice that ruled that the case should be judged once again by the São Paulo Federal Regional Court. The Company´s legal advisors regarded the risk of loss as being remote.”

As a result, there has been no change in the material circumstances of the case and the Company maintains its view that there is only a remote chance of it being lost as it has strong legal arguments in its defense. Therefore, we will continue to work to ensure that BRF is effectively excluded from joint responsibility.

The company reiterates that it will comply with all the prevailing regulations in Brazil, particularly those related to taxation, as well as all the final legal decisions.

São Paulo, December 3, 2013.

Leopoldo Viriato Saboya Chief Financial, Administration and Investor Relations Officer